UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Dated December 13, 2022

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Report on Form 6-K contains a Stock Exchange Announcement dated 13 December 2022 entitled ‘LAUNCH OF VOLUNTARY TAKEOVER OFFER BY OAK HOLDINGS AS PART OF CO-CONTROL PARTNERSHIP FOR VANTAGE TOWERS’.

RNS Number : 5821J

Vodafone Group Plc

13 December 2022

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

LAUNCH OF VOLUNTARY TAKEOVER OFFER BY OAK HOLDINGS AS PART OF CO-CONTROL PARTNERSHIP FOR VANTAGE TOWERS

13 December 2022

•	BaFin has today approved the publication of the offer document for Oak BidCo's voluntary takeover offer for Vantage Towers

•	The acceptance period will be open from 13 December 2022 to 10 January 2023

•	Offer price of €32.00 per share represents a 19% premium to the 3-month volume-weighted average share price, notified as the minimum price by the BaFin, as well as Grant Thornton's valuation, prepared in accordance with the IDW S 1 guidelines

•	Oak BidCo has received an irrevocable undertaking from ANISE ASSET HOLDING PTE. LTD to accept the Takeover Offer, as Vodafone intends to do for the shares it acquired from DLM-TW Holdings S.À. R.L. and Oak BidCo will therefore hold a minimum of 88.2% of the outstanding Vantage Towers share capital at completion of the Takeover Offer

Vodafone Group Plc ("Vodafone") today notes the launch of the voluntary takeover offer for Vantage Towers AG ("Vantage Towers") by Oak Holdings GmbH ("Oak BidCo") following approval from the Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin") (the "Takeover Offer"). The Takeover Offer will be open to all minority shareholders of Vantage Towers.

The acceptance period will be open from 13 December 2022 to 10 January 2023. The Takeover Offer is not subject to a minimum acceptance threshold and is expected to close in H1 2023 following the receipt of all regulatory clearances.

The Takeover Offer price of €32.00 per share represents a compelling 19% premium to the 3-month volume-weighted average share price (€26.89) notified by the BaFin as the minimum price for the Takeover Offer. In addition, the Offer Price equates to a 19% premium to the equity valuation (€26.85) pursuant to the expert opinion ("Expert Opinion") prepared by Grant Thornton AG Wirtschaftsprüfungsgesellschaft ("Grant Thornton"), acting as a neutral and independent expert. The Expert Opinion was prepared in accordance with the IDW S 1 valuation guidelines. Furthermore, the offer price equates to a multiple of 26x EV / adjusted EBITDAaL for the 12-month period ended 31 March 2022.

Oak BidCo will hold a minimum of 88.2% of the outstanding share capital of Vantage Towers, prior to the receipt of further acceptances during the Takeover Offer. This comprises the 81.7% held by Vodafone prior to the announcement of the Takeover Offer, the irrevocable undertaking provided by ANISE ASSET HOLDING PTE. LTD equating to 2.4% of the Vantage Towers share capital and the shares acquired by Vodafone from DLM-TW Holdings S.À. R.L. representing 4.1% of the Vantage Towers share capital, which it intends to tender into the Takeover Offer.

The Management Board and Supervisory Board of Vantage Towers had previously stated, that subject to the review of the offer document, they intend to recommend that minority shareholders accept the Takeover Offer.

The offer document and other information pertaining to the Takeover Offer, including key contact details, have been made available at the following: https://angebot.wpueg.de/oak/

For more information, please contact:

Investor Relations	Media Relations

Investors.vodafone.com	Vodafone.com/media/contact
ir@vodafone.co.uk	GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone

Unique in its scale as the largest pan-European and African technology communications company, Vodafone transforms the way we live and work through its innovation, technology, connectivity, platforms, products and services.

Vodafone operates mobile and fixed networks in 21 countries, and partners with mobile networks in 47 more. As of 30 September 2022, we had over 300 million mobile customers, more than 28 million fixed broadband customers, and 22 million TV customers. Vodafone is a world leader in the Internet of Things (IoT), connecting more than 150 million devices and platforms.

We have revolutionised fintech in Africa through M-Pesa, which celebrates its 15th anniversary in 2022. It is the region's largest fintech platform, providing access to financial services for more than 50 million people in a secure, affordable and convenient way.

Our purpose is to connect for a better future by using technology to improve lives, digitalise critical sectors and enable inclusive and sustainable digital societies.

We are committed to reducing our environmental impact to reach net zero emissions across our full value chain by 2040, while helping our customers reduce their own carbon emissions by 350 million tonnes by 2030.  We are driving action to reduce device waste and achieve our target to reuse, resell or recycle 100% of our network waste.

We believe in the power of connectivity and digital services to improve society and economies, partnering with governments to digitalise healthcare, education and agriculture and create cleaner, safer cities. Our products and services support the digitalisation of businesses, particularly small and medium enterprises (SMEs).

Our inclusion for all strategy seeks to ensure no-one is left behind through access to connectivity, digital skills and creating relevant products and services such as access to education, healthcare and finance. We are also committed to developing a diverse and inclusive workforce that reflects the customers and societies we serve.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

About Vantage Towers

Vantage Towers AG is a leading tower company in Europe with around 83,000 sites in ten countries, connecting people, businesses and devices in cities and rural areas.

The company was founded in 2020 and is headquartered in Düsseldorf, Germany. Vantage Towers has been listed on the Deutsche Börse's Prime Standard Index in Frankfurt since 18 March 2021. On 20 September the company was admitted to the MDAX and TecDAX.

Vantage Towers' portfolio includes towers, masts, rooftop sites, distributed antenna systems (DAS) and small cells. By building, operating and leasing this passive infrastructure to MNOs, IoT providers or public utility companies Vantage Towers is making a significant contribution to better connectivity and the sustainable digital transformation of Europe.

For more information, please visit our website at http://www.vantagetowers.com , follow us on Twitter at @VantageTowers or connect with us on LinkedIn at http://www.linkedin.com/company/vantagetowers

Forward-looking statements

The information in this announcement (the "Information") may constitute or include forward-looking statements. Forward-looking statements include, without limitation, statements that typically contain words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "believe", "hope", "aims", "continue", "will", "may", "should", "would", "could", or other words of similar meaning. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Vodafone cautions you that forward-looking statements are not guarantees of the occurrence of such future events or of future performance and that in particular the actual results of operations, financial condition and liquidity, the development of the industry in which Vodafone, the Vodafone Group, Vantage Towers and other persons involved in the transaction operate and the outcome or impact of the transaction and related matters on Vodafone, the Vodafone Group and/or Vantage Towers or other persons may differ materially from those made in or suggested by the forward-looking statements contained in the Information. These expectations or any forward-looking statements could prove to be incorrect, and outcomes usually cannot be influenced by Vodafone, the Vodafone Group and/or Vantage Towers. It should be kept in mind that actual events or consequences may differ materially from expectations.

Vodafone expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in Vodafone's expectations with regard thereto or any changes in events, conditions or circumstances on which any forward-looking statements are based. No representation or warranty is made that any of these forward-looking statements will come to pass or that any particular result will be achieved. Undue influence should not be given to, and no reliance should be placed on, any forward-looking statement. No statement in the Information is intended to be nor may be construed as a profit forecast or valuation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: December 13, 2022	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary